LAW OFFICES OF J. HAMILTON McMENAMY PC

Since 1969
8222 Douglas Avenue
850 One Preston Centre
Dallas, Texas 75225
214-706-0938
214-550-8179 (Fax)
hamilton@texaslawman.net

Ocotber 1, 2008

Mr. William Lewis
President
Hall Tees, Inc.
7405 Armstrong Lane
Rowlett, Texas 75088

RE:	Registration Statement on Form S-1 Hall Tees, Inc.

Dear Mr. Lewis:

As the sole director, officer and majority shareholder of Hall Tees, Inc., (the “Corporation”), you have requested my opinion as special securities counsel for the Corporation with regard to the issuance of its Common Stock, par value $0.001 per share (the “Common Stock”), upon organization and pursuant to a public offering of a maximum of not more than 1,000,000 shares and a minimum of not less than 150,000 shares, at a price of $0.50 per share.

I have examined such corporate documents, records and matters of Nevada law as I have deemed necessary for the purposes of this opinion and, based thereon, I am of the opinion that the Shares described in the Registration Statement and authorized for issuance pursuant to the public offering will, upon payment therefore, constitute validly issued, fully paid, and non-assessable shares of Common Stock of the Corporation under the applicable corporate laws of the State of Nevada, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws..

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement and to the reference to my firm in the Prospectus under the caption “Legal Matters”.

Sincerely,

/s/ J. Hamilton McMenamy
J. Hamilton McMenamy